APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

BISCUIT & COUNTER
Income Statement - unaudited
8/14/2020 - 12/31/2020

	Current Period
	8/14/2020 - 12/31/2020
REVENUES	
Sales	$ 13,684.00
Other Revenue	-
TOTAL REVENUES	**13,684.00**
COST OF GOODS SOLD	
Cost of Sales	6,290.00
Supplies	1,305.00
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	7,595.00
GROSS PROFIT (LOSS)	6,089.00
OPERATING EXPENSES	
Advertising and Promotion	916.00
Bank Service Charges	208.00
Business Licenses and Permits	250.00
Computer and Internet	-
Depreciation	6,715.00
Dues and Subscriptions	-
Insurance	546.00
Meals and Entertainment	63.00
Miscellaneous Expense	1,036.00
Office Supplies	268.00
Payroll Processing	-
Professional Services - Legal, Accounting	908.00
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	30.00
Utilities	-
Website Development	500.00
TOTAL OPERATING EXPENSES	11,440.00
OPERATING PROFIT (LOSS)	(5,351.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ (5,351.00)**

BISCUIT & COUNTER
Balance Sheet - unaudited
12/31/2020

	Current Period 12/31/2020
ASSETS	
Current Assets:	
Cash	$ 10,484.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	10,484.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 10,484.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	535.00
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	535.00
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	15,300.00
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	(5,351.00)
Total Equity	9,949.00
TOTAL LIABILITIES & EQUITY	$ 10,484.00
Balance Sheet Check	-

BISCUIT & COUNTER
Statement of Cash Flow - unaudited
For the period ended 12/31/2020

	Current Period
	8/14/2020 - 12/31/2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(5,351)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	535
Credit Cards Payable	-
Total Adjustments	535
Net Cash Flows From Operating Activities	(4,816)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	(4,816)
CASH - BEGINNING	15,300
CASH - ENDING	10,484

I, Marlo Dawn Sandler, certify that:

1. The financial statements of Biscuit & Counter included in this Form are true and complete in all material respects; and
2. The tax return information of Biscuit & Counter included in this Form reflects accurately the information reported on the tax return for Biscuit & Counter for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature _____

Name: Marlo Dawn Sandler
          _____

Title: owner
          _____